06002807

SECURI[illegible]SION
Washington, D.C. 20549

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PROCESSING
RECEIVED
FEB 27 2006
SEC MAIL SECTION
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 MM/DD/YY AND ENDING 12/31/05 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEVEN L. FALK & ASSOCIATES INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3245 ELK CLOVER ST.
(No. and Street)

LAS VEGAS, (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN L. FALK 702-240-0174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARSHALL S. ROSETT, CPA
(Name – *if individual, state last, first, middle name*)

2 N. DEAN ST. (Address) ENGLEWOOD, (City) NJ (State) 07631 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, STEVEN L. FALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEVEN L. FALK & ASSOCIATES, INC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

John Cito
Notary Public
State of New Jersey
My Commission Expires May 15, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: STEVEN L. FALK & ASSOCIATES, INC

Address: 3245 ELK CLOVER ST.
LAS VEGAS, NV 89135

Telephone: 702-240-0174

SEC Registration Number: 8-29688

NASD Registration Number: 14297

(ii) Accounting Firm

Name: MARSHALL S. ROSETT, CPA

Address: 2 N. DEAN ST., ENGLEWOOD, NJ 07631

Telephone: 201-816-8008

Accountant's State Registration Number: 20CC02845300

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2005

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Steve L. Falk

Name: STEVEN L. FALK

(By Firm's FINOP or President)

Title: PRESIDENT Date: 2/25/06

STEVEN L. FALK & ASSOCIATES, INC.
FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2005

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Steven L. Falk Associates, Inc. as of December 31, 2005 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining,, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management., as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the Financial position of Steven L. Falk & Associates, Inc. as of December 31, 2005 and the results of Its operations and its cash flows for the year then ended in conformity with generally accepted accounting Principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marshall S. Rosett CPA

Englewood, New Jersey   February 14, 2006

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash		$ 63,541
Receivable from Broker-Dealer- Clearing Account		35,000
Marketable Securities, at Market Value		36,830
Commissions Receivable		277,461
Fixed Assets		
Auto & Furniture & Fixtures	$28,256	
Leasehold Improvements	3,555	
Less Accumulated Depreciation	6,361	25,450
Total Assets		$ 438,282

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 12,000
Accured Commissions Payable	202,806
Total Current Liabilities	214,806
Total Liabilities	214,806
Stockholder's Equity:	
Common Stock, $1.00 par value; 100 Shares, Authorized, Issued & Outstanding	100
Additional Paid-In Capital	76,655
Retained Earnings	146,721
Total Stockholder's Equity	223,476
Total Liabilities and Stockholder's Equity	$ 438,282

The accompanying notes are an integral part of these financial statements,

STEVEN L. FALK & ASSOCIATES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 5,824,227
Dividend Income	1,177
Interest Income	24,704
Total Revenue	$ 5,580,108
Operating Expenses:	
Registration Fees & Dues	$ 23,022
Professional Fees	21,275
Line Charges/software	11,794
Telephone	3,026
Travel & Entertainment & Auto	24,356
Seminar & Training Expenses	8,826
Clearing/Execution Fees	44,197
Insurance	5,954
Depreciation Expense	6,362
Office Expenses, Printing & Supplies	5,474
Commissions Paid	4,752,520
Unrealized Investment Loss	5,559
Contributions	1,610
Repairs & Maintenance	1,840
Postage	1,279
Payroll	835,000
Employee Benefits & Taxes	28,927
Taxes- Misc	3,134
Total Operating Expenses	5,784,155
Net Income	$ 65,953

The Accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Retained Earnings January 1, 2005	$ 80,769
Plus Net Income	65,953
Retained Earnings December 31, 2005	$146,722

The accompanying notes are an integral part of these financial statements

STEVEN L. FALK & ASSOCIATES INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock & Paid in Capital	Retained Earnings	Total
Balance January 1, 2005	$ 76,755	$ 80,769	$ 157,524
Net Income	_	$ 65,953	$ 65,953
Balance Dec 31, 2005	$ 76,755	$146,722	$ 223,477

;;The accompanying notes are an integral part of these financial statements.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		223,476 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		223,476 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		223,476 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)**	51,197 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-51,197 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		172,279 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. **Exempted securities** ______ [3735]

2. **Debt securities** ______ [3733]

3. **Options** ______ [3730]

4. **Other securities** 5,524 [3734]

D. **Undue Concentration** 1,891 [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]

-7,415 [3740]

10. Net Capital 164,864 [3750]

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net Income	$ 65,953
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation	6,362
Changes in operating assets and liabilities:	
Commissions Receivable	57,416
Marketable Securities	4,382
Accounts Payable & Short term Loan	(81,537)
Net Cash from operations	$ 52,576
Cash flows from Investing activities:	
Purchase Fixed Assets	(1,130)
Net increase in Cash and Cash Equivalents	51,446
Cash and Cash Equivalents – Beginning	12,095
Cash and Cash Equivalents – End	$ 63,541

The accompanying notes are an integral part of these financial statements

STEVEN L. FALK & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2005

1.Business Activity

The company is a securities broker registered with the Securities and Exchange Commission. The company commenced operations in 1983.

2. Summary of Significant Accounting Policies
Method of Accounting

The company maintains its books and records on the accrual basis for financial and Tax purposes.

3. Marketable Securities

Marketable Securities are carried at Market Value. The gross unrealized loss pertaining to these securities held in the investment account was 5,559 at December 31, 2005.

Income Taxes

The company has elected to be treated as an "S" Corporation for Federal Income Tax purposes. Consequently, the Company's income is taxable to the stockholder.

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 14, 2006

Board of Directors

Steven L. Falk & Associates, Inc.
Las Vegas, NV 89135

I declare that no material inadequacies exist in your accounting systems. Since your firm currently consists of only a sole shareholder-employee, it does not allow for true internal controls or procedures for safeguarding of securities or assets. As of December 31, 2005 there were no securities transactions which transpired and therefore, no securities were ever in your possession. Thus, I was unable to observe the application of your safeguarding procedures as of that date.

Marshall S. Rosett CPA

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 14, 2006

Board of Directors
Steven L. Falk & Associates, Inc.
Las Vegas, NV 89135

Please be advised that no material differences existed between the audited computation of Net capital and the Broker/Dealer's corresponding unaudited Part III Focus Report.

Marshall S. Rosett CPA